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April 6, 2017

FILED VIA EDGAR

Mark Cowan, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Victory Portfolios II

File Nos.: 333-181176; and 811-22696

Dear Mr. Cowan:

On behalf of Victory Portfolios II (the “Registrant”), we submit this response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) relating to Post-Effective Amendment No. 54 to the Registrant’s Registration Statement on Form N-1A (File No.: 333-181176), filed on January 18, 2017 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Amendment”).

Below we identify in bold the Staff’s comments, and note in regular type our responses.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Amendment.  We have attempted to restate the Staff’s comments accurately, which were provided via email on February 17, 2017.

When a comment specific to one section of the Amendment would apply to similar disclosure elsewhere in the Amendment, we will make changes consistently throughout the Amendment, as appropriate.

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1)                                     As set forth in more detail in certain of the Staff’s comments below, the staff has raised issues related to (i) whether the names of certain portfolios comply with Rule 35d-1 under the Investment Company Act of 1940 and (ii) the methodology for creating certain indices that utilize a multi-factor selection process developed by the Registrant’s adviser.  The Staff requests that the Rule 35d-1 issue be resolved and that the Registrant confirm that the Staff understands the index methodology before the Amendment goes effective.  If necessary, the Registrant is asked to file a 485BXT to extend automatic effectiveness of the Amendment until these issues are resolved.

Response:  The Registrant filed a 485BXT on March 31, 2017 to extend automatic effectiveness of the Amendment pending resolution of these issues.  The Registrant confirms that, to the extent necessary, it will make additional 485BXT filings to extend automatic effectiveness of the Amendment until these issues have been resolved.

2)                                     Cover page; Portfolio names:  Please update series and classes when tickers are issued.

Response: The Registrant will add disclosure to address the Staff’s comment.

3)                                     All Portfolios - Investment Objective, name of tracking index:  Since the name of the tracking index is in brackets, please confirm whether, if the tracking index changes, the fund name will change as well.

Response:  The Registrant confirms that if a Fund’s tracking index changes, the name of that Fund will also be changed to more accurately reflect the underlying index.

4)                                     All Portfolios - Fee table, footnote 2: If fee waivers are not triggered, please remove the footnote describing the waiver.

Response:  The Registrant confirms that the fee waivers will be triggered for all Funds.

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5)                                     All Portfolios - Fee table, footnote 2:  Please revise the second sentence of footnote 2 to the fee table to indicate that the Adviser is permitted to recoup advisory fees waived and expenses reimbursed for up to three years from the date the waiver or reimbursement took place.

Response:  The Registrant does not believe that it would be appropriate to revise the disclosure concerning recoupment of expenses as requested since the disclosure reflects the terms of the Fund’s Expense Limitation Agreement with the Adviser.  Moreover, the Registrant believes such language is consistent with industry practice since reimbursed or waived expenses are not considered final until fiscal year end, rather than on the day they were actually reimbursed or waived.  This is primarily because, during the fiscal year, estimated expenses are accrued daily and may fluctuate on a day-to-day basis.  Thus, the Registrant may recapture amounts one day that were reimbursed or waived on an earlier day, only to have expenses meet the expense cap on the following day, requiring another reimbursement or waiver.

Further, the Registrant does not believe that the conditions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 5 (“FAS 5”), Accounting for Contingencies, paragraph 36 (“CON 6”)  require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed.  FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated.  The Registrant does not believe that either condition has been met.  The Registrant further believes that the conditions noted under CON 6 paragraph 36 and AAG 8.07 (2014) do not require the Registrant to treat a potential recapture as a liability.  The Registrant notes that, in its experience, very little expense reimbursements are recaptured within the time period allowed under the Expense Limitation Agreement.  The Registrant records this type of liability when it believes that the conditions have been met.

The Registrant notes that the Staff has previously raised similar comments related to the treatment of recoupment of expenses

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under FAS 5.  The Registrant directs the Staff to its letter dated February 3, 2017 for further analysis of this issue.

For the foregoing reasons, the Registrant has not made any changes to the footnotes of this section.

6)                                     All Portfolios - Example:  In the narrative preceding the example, if the fee waiver is not triggered please remove the fourth sentence.

Response:  The Registrant confirms that the fee waivers will be triggered for all Funds.

7)                                     All Portfolios - Principal Investment Strategies:  In the first sentence of the narrative, please explain what investing “indirectly” in the stocks of issuers included in the tracking index means.

Response:  The Registrant will revise the disclosure to remove the word “indirectly.”

8)                                     All Portfolios - Principal Investment Strategies:  Please provide the staff with the full index methodology and explain (if applicable) what “co-developed by the adviser” means.

Response:  The Registrant will provide the Staff with the index methodology information in a separate, confidential, submission.  The Registrant has revised the disclosure to remove the reference to co-development for the reasons set forth below in response to comments 9-11.

9)                                     VictoryShares US Multi-Factor Minimum Volatility ETF - Principal Investment Strategies:  Please confirm if the adviser has knowledge of the components of the index before the public.

Response:  Nasdaq Inc. (“Nasdaq”) determines the components of each index, calculates each index and publishes the information each business day. Nasdaq, in its sole discretion, may determine to cease publishing an index.  Nasdaq has granted Victory Capital Management Inc. (“Victory Capital”), the Funds’ investment adviser, an exclusive license to use the indexes in connection with managing the Funds. Victory Capital will not know the constituent securities of any index prior to its publication by Nasdaq.

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10)                              All Portfolios - Principal Investment Strategies:  Please confirm, with respect to a tracking index co-created by the adviser, that the Registrant is operating under the affiliated index conditions of its ETF order.

Response:  As noted above, Nasdaq determines the components of each index and the proprietary data contained in each index.  Nasdaq has the exclusive right to calculate the indexes and it may choose to use a multi-factor selection process developed by Victory Capital to create the indexes.  Victory Capital will not, however, have access to the components of any index prior to its publication by Nasdaq and Victory Capital will not participate in any way in calculating any index that uses its multi-factor selection process. Under these circumstances, the Registrant’s position is that the tracking indexes are not “affiliated indexes” as defined in its ETF order.

11)                              All Portfolios - Principal Investment Strategies:  Please disclose, if applicable, that the tracking index is created and sponsored by an affiliate of the adviser and disclose the nature of the affiliation.

Response:  The tracking indexes are created and sponsored by Nasdaq, which is not an affiliate of the adviser.  Accordingly, the Registrant has not added the requested disclosure.

12)                              All Portfolios - Principal Investment Strategies: Please confirm if the tracking index is licensed to any other parties.

Response:  Nasdaq has granted Victory Capital an exclusive license to offer funds based on the indexes and will not license or transfer the indexes to a third party for the creation of a derivative product not managed by Victory Capital unless approved by Victory Capital. Currently, no such third parties have been licensed to use the indexes.

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13)                              All Portfolios - Principal Investment Strategies: Please disclose in the summary, in accordance with plain English principles: (i) the name of the index provider and whether the provider is affiliated with the portfolio or the adviser; (ii) how the index components are included or excluded, including the specific, defined criteria utilized to make this determination and whether any discretion is involved in this decision making; and (iii) the index’s weighting methodology.

Response:   The Registrant will add disclosure to address points (ii) and (iii) of the Staff’s comment.  As previously noted, Nasdaq is not affiliated with the Registrant or Victory Capital; the Registrant will disclose Nasdaq as the index provider to address point (i) of the Staff’s comment.

14)                              All Portfolios (as applicable) - Principal Investment Strategies:  Please define mid-capitalization and/or large-capitalization.

Response:   The Registrant will add disclosure to address the Staff’s comment.

15)                              All Portfolios - Principal Risks of Investing in the Fund: Please add liquidity risk disclosure including that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response:   The Registrant will add disclosure to address the Staff’s comment.

16)                              All Portfolios - Principal Risks of Investing in the Fund:  Please include Intraday Interim Value (IIV) Risk Disclosure.  Please note that the discussion of the IIV should specifically address: (i) how the IIV is calculated (i.e., whether the IIV is based on the index, on the portfolio or on the basket); (ii) what the calculation includes and does not include (e.g., operating fees or other accruals); and (iii) what types of values are used for underlying holdings.  Please disclose whether the portfolio may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.

Response:   The Registrant will add disclosure to address the Staff’s comment.

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April 6, 2017

17)                              All Portfolios (as applicable) — Principal Risks of Investing in the Fund:  Please add disclosure regarding the risks of investing in large-capitalization stocks.

Response:   The Registrant will add disclosure to address the Staff’s comment.

18)                              VictoryShares US Multi-Factor Minimum Volatility ETF - Principal Investment Strategies: Inclusion in a particular index tied to the country specified in a Fund’s name is generally acceptable criteria for determining whether an investment is economically tied to such country.  However, the disclosure regarding the index does not adequately describe the specific criteria used to determine that an investment is economically tied to the United States.  Please supplement the disclosure to comply with Rule 35d-1(a)(3)(i). Please also note that if less than 100% of the tracking index is in securities economically tied to the United States, then the Fund would not comply with Rule 35d-1

Response:   The Registrant will add disclosure to address the Staff’s comment.

19)                              VictoryShares US Multi-Factor Minimum Volatility ETF - Principal Investment Strategies:  Rule 35d-1 requires that a portfolio with a particular country specified in its name must invest at least 80% in securities economically tied to such country. Please update the disclosure to reflect this principal investment strategy.

Response:   The Registrant will add disclosure to address the Staff’s comment.

20)                              VictoryShares US Multi-Factor Minimum Volatility ETF —Purchase and Sale of Shares: To the extent Creation Units are purchased or redeemed primarily in cash, please add risk disclosure in the section entitled “Principal Risks of Investing in the Funds” that purchases and redemptions of Creation Units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs.  Please also disclose that these costs could include brokerage costs or taxable gains or losses that the portfolio might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that

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the costs are not offset by a transaction fee payable by an authorized participant.

Response:  The Registrant does not anticipate any of the Funds will create or redeem Creation Units primarily in cash. Accordingly, no new risk disclosure has been added.

21)                              VictoryShares Global Multi-Factor Minimum Volatility ETF — Principal Investment Strategies:  Due to the term “Global” in the fund name, please expressly describe how the fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” It appears the fund relies on investment in the index to satisfy this requirement, but the index appears to rely exclusively on place of organization or location in meeting the “global” test.  Please explain how being organized or located in a country satisfies the economically tied test.

Response:  Nasdaq generally considers a company to be economically tied to a country if two or more of the following are true: (1) the company is incorporated in the country, (2) the company’s domicile (i.e., location of its headquarters or principal executive office) is in the country, and (3) the company’s securities are listed on the country’s primary exchange. In the event a different country is identified for each of these categories for a company, the company is assigned to the country of its primary exchange listing.  The Registrant will add disclosure to address the Staff’s comment.

22)                              VictoryShares Global Multi-Factor Minimum Volatility ETF — Principal Investment Strategies: In the second sentence of the second paragraph of this section, the Registrant states that the Global Multi-Factor Minimum Volatility Index  is comprised of common stock of companies that, among other things, are organized or domiciled in at least three countries, which may include the United States.  The Staff believes that a three country test is not sufficient, especially since this includes companies organized or domiciled in the United States.  The Staff reminds the Registrant that a fund may treat a company domiciled, incorporated, organized, headquartered or located and/or principally traded in the United States as tied economically to a country outside the United States if the fund demonstrates to the Staff that the company derives at least 50 percent of its revenues or

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profits from goods produced or sold, investments made, or services performed in such country or has at least 50 percent of its assets located in that country.   Please revise this disclosure to expressly describe how the fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.”

Response:   The Registrant has revised the disclosure to reflect that the Fund will seek to achieve its investment objective by investing, under normal market conditions, at least 80% of its net assets in securities included in the Nasdaq Victory Global Multi-Factor Minimum Volatility Index (the “Index”). The companies eligible for inclusion in the Index are derived from the mid- to large-capitalization companies included in the Nasdaq Global Large Mid Cap Index (the “Parent Index”) which consists of those companies with market capitalizations representing the top 90% of the investable universe in each developed market (including the U.S.) and each emerging market represented in the Parent Index.  In light of this strategy, the Registrant has not added the requested disclosure.

23)                              VictoryShares Global Multi-Factor Minimum Volatility ETF — Principal Risks of Investing in the Fund:  As the Fund may invest in securities traded on overseas markets, please confirm whether securities underlying the Fund are traded outside of a collateralized settlement system.  If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants).  Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the Fund’s shares. In addition, please note that this could in turn lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response:   The Registrant does not intend to invest in securities that are traded outside of a collateralized settlement system.  Please note that disclosure related to the risk of diminished trading markets is already included under the heading “ETF Structure Risks — Authorized Participants Concentration Risk.”

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April 6, 2017

24)                              VictoryShares Global Multi-Factor Minimum Volatility ETF — Principal Risks of Investing in the Fund:  Please revise the last sentence under the heading “Tracking Risk” to reconcile with disclosure that the Fund will use sampling.

Response:   The Registrant will add disclosure to address the Staff’s comment.

25)                              VictoryShares International Multi-Factor Minimum Volatility ETF — Principal Investment Strategies: Due to the term “International” in the Fund name, please expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” It appears the fund relies on investment in the index to satisfy this requirement, but the index appears to rely exclusively on place of organization or location in meeting the “International” test.  Please explain how being organized or located in a country satisfies the economically tied test.  Please also revise the disclosure to make clear that investment will cover multiple countries.

Response:   Please see the response to comment 21 above.  The Registrant will add disclosure to address the Staff’s comment.

26)                              VictoryShares International Multi-Factor Minimum Volatility ETF — Principal Risks of Investing in the Fund: Please revise the disclosure under the heading “International Closed Market Trading Risk” to reflect that more than “many” of the Fund’s underlying securities trade on foreign exchanges that are closed when the NYSE is open.

Response:  The Registrant will add disclosure to address the Staff’s comment.

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April 6, 2017

27)                              VictoryShares Dividend Accelerator ETF - This fund needs to meet the 80% test for investing in dividend paying stocks.  Inclusion in a particular index tied to the type of stocks specified in a Fund’s name is generally acceptable criteria for determining whether an investment meets the requirements of the names rule.  However, the disclosure regarding the index must adequately describe the specific criteria used to determine that an investment is tied to dividend paying stocks.

Response:  The Registrant will add disclosure to address the Staff’s comment.

28)                              Additional Fund Information:  Please disclose each fund that has a names rule requirement (80% test or global or international) in the second paragraph of this section.

Response:   The Registrant will add disclosure to address the Staff’s comment.

29)                              Additional Fund Information:  The Staff reminds the Registrant that Item 9 of Form N-1A requires the Registrant to provide information regarding how the Funds intend to achieve their investment objectives, including more detail regarding their investment strategies.  Please add disclosure addressing each item described in Item 9(b)(1) and (2) and the instructions thereto, as applicable.  Please also consider the Staff’s guidance in IMGU 2014-08.

Response:  Given each Fund’s intent to invest, under normal market circumstances, at least 80% of its assets in the securities included in an identified index, the Registrant believes that the disclosure is consistent with the requirements of Form N-1A, Item 9(b)(1) and (2).

30)                              Additional Fund Information:  Please clarify that the disclosure in the fifth paragraph of this section (related to the 80 percent investment policy) also applies also to the 80 percent policy required by Rule 35d-1 for VictoryShares US Multi-Factor Minimum Volatility ETF and VictoryShares Dividend Accelerator ETF.

Response:   The Registrant will add disclosure to address the Staff’s comment.

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April 6, 2017

31)                              Additional Fund Information — Investment Companies:  Since the Funds can invest in other ETFs and investment companies, please confirm that in the event that Acquired Fund Fees and Expenses (AFFES) exceed 0.01 percent of the average net assets of a Fund, a line item for AFFEs will be included in that Fund’s fee table.  If the fund’s AFFE are not expected to exceed 0.01 percent, please confirm that the AFFE will be included in “Other Expenses.”

Response:   The Registrant confirms that that in the event that Acquired Fund Fees and Expenses (AFFES) exceed 0.01 percent of the average net assets of a Fund, a line item for AFFEs will be included in that Fund’s fee table.  Moreover, if AFFE are not expected to exceed 0.01 percent of the Fund’s average net assets, AFFE will be included in “Other Expenses.”

32)                              Risk Factors:  Please update this section to address risks added to the Summary in the section entitled “Principal Risks of Investing in the Fund.”

Response:   The Registrant will add disclosure to address the Staff’s comment.

33)                              Organization and Management of the Funds: As required by Form N-1A, Item 10(a)(1)(ii), please disclose in this section the fees paid to the Primary Adviser as a percentage of average net assets, including breakpoints.  Please also describe the contractual fee waiver in the final paragraph in this section.

Response:   The Registrant will add disclosure to address the Staff’s comment.

34)                              Share Price:  Please delete the reference to applicable sales charges in the first sentence, since no sales charges apply.

Response:   The Registrant will delete this disclosure to address the Staff’s comment.

35)                              Share Price:  Please supplementally confirm that each Fund’s net asset value and offering price will be calculated on each business day at 4:00 pm even on days that the New York Stock Exchange closes early.

Response:   The Registrant will revise this disclosure to discuss the calculation time on days that the NYSE closes early.

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April 6, 2017

36)                              Share Trading Prices: Please revise or delete the disclosure, in the third sentence of this section, that the Funds’ net asset values are computed once a day, generally at the end of the business day, to the extent it conflicts with the disclosure discussed in comment 36 above.

Response:   The Registrant believes the current disclosure is consistent with the language under Share Price, as revised in response to comment 34.

37)                              Continuous Offering: Please confirm to the staff that all information required by the Registrant’s exemptive order is disclosed in this section.  For example, stipulating that the fund will post on its website the identities and quantities of fund holdings daily or stipulating that a Fund will post the index methodology (including the security selection rules), as well as identities and weightings of the index components.

Response:  The Registrant hereby confirms to the Staff that all information required by the Registrant’s exemptive order is disclosed in this section.

38)                              Appendix: As required by Item 28(h) of Form N-1A, please include the index license or sublicense agreement to which the Registrant is a party as an exhibit to the registration statement, if applicable, because it is considered an “other material contract.”

Response:   The Registrant will file the sub-license agreement between Victory Capital and the Registrant.

39)                              SAI; General Information: The Staff understands that the Registrant’s exemptive order provides conditions when a Fund can purchase and redeem for cash.  Please describe those conditions in the SAI.

Response:   The Registrant will add disclosure to address the Staff’s comment.

40)                              SAI; Fundamental Investment Policies and Limitations of the Funds; Senior Securities: Segregating liquid assets to cover a Fund’s potential exposure measured daily on mark-to market basis is not consistent with Staff positions as to all derivatives (e.g credit default swaps and total return swaps). Please revise the disclosure in the second paragraph of this section accordingly.

Response:   The Registrant notes that while the discussion in this section focuses on segregation of assets to cover potential exposure

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from investment in derivatives, it also states that a Fund may otherwise cover the transaction in accordance with applicable SEC guidance.  Moreover, disclosure under the heading “Swap Agreements” in the SAI includes additional information regarding covering the potential exposure represented by such derivatives.  The Registrant respectfully submits that the existing disclosure in the SAI, taken as a whole, is consistent with the Staff’s positions.

41)                              SAI; Securities of Other Investment Companies:  The Staff notes that a Fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policies. Please add disclosure to the fourth paragraph of this section clarifying that a Fund will consider the concentration of its underlying investment companies when determining its compliance with its concentration policies. Also, if any index concentrates in the securities of a particular industry or group of industries, and a Fund will concentrate its investments in the same industry or group of industries, please disclose whether any index is currently concentrated and, if so, disclose the specific industry or group of industries in which the index is concentrated.  If concentrated, a Fund should also include disclosure in the prospectus.

Response:   The Registrant will add disclosure to address the Staff’s comment. The Registrant confirms that none of the indexes intends to concentrate in any industry or group of industries.

****

The Registrant represents that the disclosure in future post-effective amendments or supplements will be substantially identical to the comparable disclosure in the Amendment.

Securities and Exchange Commission

April 6, 2017

Should you have any additional questions, please call me at (212) 336-4064 or Jay Baris at (212) 468-8053.

Very truly yours,

Kelley A. Howes

cc:                                Leigh A. Wilson, Chairman

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Michael D. Policarpo, II, Victory Capital Management Inc.

Scott A. Stahorsky, Victory Capital Management Inc.

Edward J. Veilleux, Chief Compliance Officer

Colin Kinney, Victory Capital Management Inc.

Nathan J. Greene, Shearman & Sterling LLP

Jay G. Baris, Morrison & Foerster LLP

Matthew J. Kutner, Morrison & Foerster LLP